UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: February 2012

Commission File Number: 000-30827

CLICKSOFTWARE TECHNOLOGIES LTD.

(Translation of registrant's name into English)

94 Em Hamoshavot Road

Petach Tikva 49527, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

Indicate by check mark, whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ☐

Attached hereto and incorporated by reference herein is the registrant's press release issued on February 8, 2012 announcing earnings results of its fourth quarter and year ended December 31, 2011.

The GAAP financial statements in this Form 6-K of CLICKSOFTWARE TECHNOLOGIES LTD. are incorporated by reference into the Registration Statements on Form S-8 (registration numbers 333-42000, 333-115003, 333-135435, 333-141307, 333-149825, 333-158839, 333-166028 and 333-173200) and Form F-3 (registration number 333-166046) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLICKSOFTWARE TECHNOLOGIES LTD.
(Registrant)

By:	/s/ Shmuel Arvatz
	Name:	Shmuel Arvatz
	Title:	Executive Vice President and Chief Financial Officer

Date: February 8, 2012

ClickSoftware Contact:	Investor Relations Contact:
Noa Schuman	Rob Fink
Investor Relations	KCSA Strategic Communications
+972-3-7659-467	212-896-1206
Noa.Schuman@clicksoftware.com	rfink@kcsa.com

ClickSoftware Reports Record Revenues for the Fourth Quarter and Year Ended December 31, 2011

Quarterly Revenues Up 30% Year-Over-Year, Reaching Record $24 Million;

Annual Revenue Growth of 23% Reaching Record $87.1 Million;

2012 Revenues Expected to Exceed $100 Million

Burlington, MA, February 8, 2012 – ClickSoftware Technologies Ltd. (NasdaqGS: CKSW), the leading provider of automated workforce management and optimization solutions for the service industry, today announced results for the fourth quarter and year ended December 31, 2011.

For the fourth quarter ended December 31, 2011, total revenues were $24.0 million, up 30% from $18.5 million in the fourth quarter of 2010. Net income for the fourth quarter of 2011 was $2.9 million, or $0.09 per fully diluted share, compared to net income of $1.6 million, or $0.05 per fully diluted share, for the same period last year.

Non-GAAP net income for the quarter was $4.9 million, or $0.15 per fully diluted share, compared to $2.2 million, or $0.07 per fully diluted share, for the same period last year.

Software license revenues for the fourth quarter of 2011 were $9.2 million, up 35% compared with software license revenues of $6.8 million for the same period last year. Service and maintenance revenues were $14.8 million, up 26% compared with service and maintenance revenues of $11.7 million in the same period last year.

Gross profit in the fourth quarter of 2011 was $15.0 million, or 63% of revenues, compared to $11.4 million, or 62% of revenues, in the same period last year.

Net cash provided by operating activities was $1.3 million during the fourth quarter of 2011. Cash, cash equivalents and short and long-term investments at the end of the fourth quarter of 2011 were $55.0 million, a decrease of $1.7 million compared to the end of the third quarter of 2011. During the fourth quarter the Company paid a cash dividend of $2.5 million.

Full Year Results

Total revenues for 2011 grew 23% over 2010 to $87.1 million, yielding net income of $12.2 million, or $0.38 per fully diluted share.  This compares with revenues of $71.0 million and net income of $9.0 million, or $0.28 per fully diluted share, for 2010.  Non-GAAP net income for 2011 was $17.0 million, or $0.53 per fully diluted share. This compares with Non-GAAP net income of $12.0 million, or $0.37 per fully diluted share, for 2010.

Management Commentary

“We are very pleased with the financial results of 2011 which show considerable improvement in just about every parameter.  Record revenues and profitability were achieved from strong execution, a significant number of new customer wins and further expansion into the mobility market. All of these, collectively, contributed to annual revenue growth of 23%.  In late 2011 we also expanded our geographic footprint, as we initiated activity in Latin America, South Africa and Russia. In Russia we were even able to close the first two deals during the fourth quarter. We are also focused on strategic initiatives in the mobility and cloud markets that will substantially broaden our offerings and increase our addressable market,” commented Dr. Moshe BenBassat, ClickSoftware’s Chairman and CEO.

“Our success in the enterprise mobility market positively contributed to 2011 results, and, based on our pipeline, we expect this trend to continue in 2012 and beyond. As the world is looking for mobile business applications on smartphones and tablets, we are right there with proven mobile ClickApps whose number keeps increasing every month. In addition, growth in the cloud market and enhancements made to our SaaS offering will position us to better meet market demand with competitive solutions geared for the small to medium-sized business, including mobile ClickApps. Finally, let me also note ClickSoftware’s impressive ranking in Gartner’s magic quadrant, and several awards we received in 2011, which clearly reflect our widely recognized position as the market leader in mobile workforce management and service optimization," Dr. BenBassat added.

Outlook

For 2012, the Company currently expects to achieve revenues in the approximate range of $100 to $105 million, representing about 15% to 21% growth over 2011. This outlook is based on about $30 million in backlog and deferred revenues and current visibility into a growing sales pipeline.

Cash Dividend

On April 28, 2011, the Company announced that its Board of Directors approved the distribution of a $0.32 per share dividend to be distributed quarterly in four equal payments. The Board of Directors, at its meeting on February 6, 2012, set the dates for the fourth quarterly dividend payment of $0.08 per ordinary share. The record date will be February 22, 2012 and the payment date will be March 7, 2012. The dividend will be paid net of any required tax.

Investors Conference Call

ClickSoftware will host a conference call today at 9:00 a.m. EST to discuss its financial results and other matters discussed in this press release, as well as answer questions from the investment community. To participate, please call (888) 668-9141 and ask for the ClickSoftware conference call. International participants, please call +972-3-918-0609. The call will be broadcasted by live webcast on the internet (in listen mode only) at http://ir.clicksoftware.com. A replay of this webcast will be available on the ClickSoftware website. Alternatively, a telephone replay of the call will be available for a week or by calling (888) 326-9310 (international callers can dial +972-3-925-5900).

About ClickSoftware

ClickSoftware is the leading provider of automated workforce management and optimization solutions for every size of service business. Our portfolio of solutions, available on demand and on premise, creates business value through higher levels of productivity, customer satisfaction and operational efficiency. Our patented concept of ‘continuous planning and scheduling’ incorporates customer demand forecasting, long and short term capacity planning, shift planning, real-time scheduling, mobility and location-based services, as well as on-going communication with the consumer on the expected arrival time of the service resource.

As the pioneers of the ‘W6’ concept more than 20 years ago, we have perfected solutions for solving a wide variety of problems on Who does What, for Whom, with What, Where and When. The combination of proven technology with educational services helps businesses find the right balance between reducing costs, increasing customer satisfaction, employee preferences and industry regulations/legislation. ClickSoftware’s solutions manage hundreds of thousands of resources in service businesses across a variety of industries and geographies. Our flexible deployment approach, breadth and depth of solutions and strong partnerships with leading CRM/ERP vendors and system integrators makes us the number one choice to deliver superb business performance to any organization. The Company is headquartered in the United States and Israel, with offices across Europe, and Asia Pacific.

For more information, please visit www.clicksoftware.com or follow us on Twitter, the content of which is not part of this press release.

Use of Non-GAAP Financial Results

In addition to disclosing financial results calculated in accordance with U.S. generally accepted accounting principles (GAAP), the Company's earnings release contains Non-GAAP financial measures of net income and net income per share that exclude the effects of share-based compensation, tax benefit related to the update of deferred tax asset and the amortization of acquired intangible assets. The Company’s management believes the Non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of the Company's on-going core operations and prospects for the future. Management also uses both GAAP and Non-GAAP information in evaluating and operating business internally and as such deemed it important to provide all this information to investors. The Non-GAAP financial measures disclosed by the Company should not be considered in isolation or as a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP and reconciliations to those financial statements should be carefully evaluated. Reconciliations between GAAP measures and Non-GAAP measures are provided later in this press release.

Safe Harbor for Forward Looking Statements

This press release contains express or implied forward-looking statements within the Private Securities Litigation Reform Act of 1995 and other U.S Federal securities laws. These forward-looking statements include, but are not limited to, those statements regarding future results of operations, including our outlook for full year 2012 revenues, visibility into future periods and pipeline, winning new business, future success in the area of mobility, meeting market demand with our cloud based products and SaaS offering, penetrating and expanding our sales in new territories, strengthening the Company’s position as the market leader, growth and future rates of growth and expectations of future cash flows and dividends. Such “forward-looking statements” involve known and unknown risks, uncertainties and other factors that may cause actual results or performance to differ materially from those projected. Achievement of these results by ClickSoftware may be affected by many factors, including, but not limited to, risks and uncertainties regarding the general economic outlook, more attractive investments than dividends that may become available, the length of or changes in ClickSoftware’s sales cycle, ClickSoftware’s ability to close sales to potential customers in a timely manner and maintain or strengthen relationships with strategic partners, the timing of revenue recognition, foreign currency exchange rate fluctuations, and ClickSoftware’s ability to maintain or increase its sales pipeline. The forward-looking statements contained in this press release are subject to other risks and uncertainties, including those discussed in the "Risk Factors" section and elsewhere in ClickSoftware's annual report on Form 20-F for the year ended December 31, 2010 and in subsequent filings with the Securities and Exchange Commission. Except as otherwise required by law, ClickSoftware is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

Note: Financial Schedules Attached

ClickSoftware Technologies Ltd.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited. In thousands, except share and per share amounts)

	Three Months Ended
	December 31, 2011		December 31, 2010
	$	% of Revenues	$	% of Revenues
Revenues:
Software license	$9,163	38%	$6,769	37%
Services	14,796	62%	11,707	63%
Total revenues	23,959	100%	18,476	100%
Cost of revenues:
Software license	755	3%	651	4%
Services	8,220	34%	6,404	35%
Total cost of revenues	8,975	37%	7,055	38%
Gross profit	14,984	63%	11,421	62%

Operating expenses:
Research and development costs, net	2,601	11%	2,053	11%
Selling and marketing expenses	6,105	25%	5,313	29%
General and administrative expenses	2,095	9%	2,188	12%
Impairment of goodwill	939	4%	-	-
Total operating expenses	11,740	49%	9,554	52%

Operating income	3,244	14%	1,867	10%
Interest income, net	179	1%	69	0%
Net income before taxes	$3,423	14%	$1,936	10%
Tax expense, net	552	2%	343	2%
Net income	$2,871	12%	$1,593	9%

Net earnings per ordinary share:
Basic	$0.09		$0.05
Diluted	$0.09		$0.05
Shares used in computing basic net income per share	31,297,842		30,581,063
Shares used in computing diluted net income per share	32,758,847		32,169,050

ClickSoftware Technologies Ltd.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share amounts)

	Year Ended
	December 31, 2011 (Unaudited)		December 31, 2010 (Audited)
	$	% of Revenues	$	% of Revenues
Revenues:
Software license	$31,542	36%	$25,825	36%
Services	55,545	64%	45,194	64%
Total revenues	87,087	100%	71,019	100%
Cost of revenues:
Software license	2,519	3%	2,299	3%
Services	29,177	34%	24,614	35%
Total cost of revenues	31,696	36%	26,913	38%
Gross profit	55,391	64%	44,106	62%

Operating expenses:
Research and development costs, net	9,019	10%	7,920	11%
Selling and marketing expenses	23,382	27%	19,213	27%
General and administrative expenses	7,386	8%	6,747	10%
Impairment of goodwill	939	1%	-	-
Total operating expenses	40,726	47%	33,880	48%

Operating income	14,665	17%	10,226	14%
Interest income, net	7	0%	189	0%
Net income before taxes	$14,672	17%	$10,415	15%
Tax expense, net	2,462	3%	1,370	2%
Net income	$12,210	14%	$9,045	13%

Net earnings per ordinary share:
Basic	$0.39		$0.30
Diluted	$0.38		$0.28
Shares used in computing basic net income per share	31,014,373		30,415,679
Shares used in computing diluted net income per share	32,226,883		32,037,399

ClickSoftware Technologies Ltd.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	December 31, 2011	December 31, 2010
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$14,683	$25,749
Deposits	28,243	16,747
Marketable securities	10,945	7,839
Trade receivables, net	23,378	14,255
Deferred taxes	540	2,220
Other receivables and prepaid expenses	2,610	2,431
Total current assets	80,399	69,241

LONG TERM ASSETS
Property and equipment, net	3,873	3,384
Deposits	1,093	620
Other receivables and prepaid expenses	233	364
Deferred taxes	550	-
Intangible assets, net	1,166	2,004
Goodwill	1,572	2,511
Severance pay funds	1,746	1,703
Total long term assets	10,233	10,586
Total Assets	$90,632	$79,827

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued expenses	$13,608	$12,574
Dividend payable	2,536	-
Deferred revenues	9,529	7,957
Total current liabilities	25,673	20,531

LONG TERM LIABILITIES
Accrued severance pay	3,847	3,431
Deferred taxes liability	180	-
Deferred revenues	1,828	1,777
Total long term liabilities	5,855	5,208
Total liabilities	31,528	25,739

SHAREHOLDERS’ EQUITY
Ordinary shares of NIS 0.02 par value	131	126
Additional paid-in capital	84,383	81,170
Accumulated deficit	(25,200)	(27,393)
Accumulated other comprehensive income	(167)	228
Treasury stock, at cost: 39,000 shares	(43)	(43)
Total shareholders' equity	59,104	54,088
Total Liabilities and shareholders' equity	$90,632	$79,827

ClickSoftware Technologies Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended
	December 31, 2011 (Unaudited)	December 31, 2010 (Audited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$12,210	$9,045
Adjustments to reconcile net income to net cash provided by operating activities:
Income and expense items not involving cash flows:
Depreciation	1,519	1,254
Amortization of deferred compensation	1,731	1,169
Amortization of acquired intangible assets	782	796
Impairment of goodwill	939	-
Impairment of acquired intangible assets	55	-
Severance pay, net	373	334
Gain on marketable securities	(94)	(59)
Other	11	8
Changes in operating assets and liabilities:
Trade receivables	(9,123)	2,155
Deferred taxes	1,310	940
Other receivables	(443)	(669)
Accounts payable and accrued expenses	1,034	955
Deferred revenues	1,623	441
Net cash provided by operating activities	$11,927	$16,369

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of equipment	(2,018)	(1,517)
(Increase) decrease in deposits	(11,969)	681
Investments in marketable securities	(8,298)	(8,451)
Proceeds from sale of marketable securities	5,286	2,003
Net cash used in investment activities	$(16,999)	$(7,284)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividend paid	(7,481)	-
Employee options exercised	1,487	1,070
Net cash (used in) provided by financing activities	$(5,994)	$1,070

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(11,066)	10,155
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	25,749	15,594
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$14,683	$25,749

ClickSoftware Technologies Ltd.

SUPPLEMENTAL RECONCILIATIONS OF GAAP TO NON-GAAP RESULTS

(Unaudited. In thousands, except per share amounts)

	Three Months Ended
	December 31, 2011		December 31, 2010
	$	% of Revenues	$	% of Revenues

GAAP Net income	$2,871	12%	$1,593	9%
Share-based compensation (1)	510		328
Amortization of intangible assets (2)	176		199
Impairment of goodwill and other intangible assets	994		-
Deferred taxes	300		120
Non-GAAP Net income	$4,851	20%	$2,240	12%

GAAP Earnings per share (diluted)	$0.09		$0.05
Share-based compensation	0.01		0.01
Amortization of intangible assets	0.04		0.01
Deferred taxes	0.01		0.00
Non-GAAP Earnings per share (diluted)	$0.15		$0.07

(1) Share-based compensation:
Cost of services	52		42
Research and development costs, net	42		36
Selling and marketing expenses	101		81
General and administrative expenses	315		169
	$510		$328

(2) Amortization of intangible assets:
Cost of revenues	147		170
Research and development costs, net	29		29
	$176		$199

ClickSoftware Technologies Ltd.

SUPPLEMENTAL RECONCILIATIONS OF GAAP TO NON-GAAP RESULTS

(Unaudited. In thousands, except per share amounts)

	Year Ended
	December 31, 2011		December 31, 2010
	$	% of Revenues	$	% of Revenues

GAAP Net income	$12,210	14%	$9,045	13%
Share-based compensation (1)	1,731		1,169
Amortization of intangible assets (2)	782		796
Impairment of goodwill and other intangible assets	994		-
Deferred taxes	1,310		940
Non-GAAP Net income	$17,027	20%	$11,950	17%

GAAP Earnings per share (diluted)	$0.38		$0.28
Share-based compensation	0.05		0.04
Amortization of intangible assets	0.06		0.02
Deferred taxes	0.04		0.03
Non-GAAP Earnings per share (diluted)	$0.53		$0.37

(1) Share-based compensation:
Cost of services	202		170
Research and development costs, net	168		145
Selling and marketing expenses	389		334
General and administrative expenses	972		520
	$1,731		$1,169

(2) Amortization of intangible assets:
Cost of revenues	664		678
Research and development costs, net	118		118
	$782		$796